Exhibit 99.1

Electra Provides Corporate Update

TORONTO--(BUSINESS WIRE)--February 12, 2024--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra”, “Company”) announced today that in accordance with its Long-Term Incentive Plan approved by shareholders at its October 24, 2023 annual general meeting, the Company has issued 3,150,225 incentive stock options (the “Options”) and 104,938 restricted share units (“RSU”) to certain directors, officers, employees, and contractors of the Company. The Company will also settle (the “Share Settlement”) a total of C$157,357 of earned performance-based incentive cash payments to certain non-officer employees by issuing a total of 194,268 common shares of the Company at a deemed price of C$0.81 per share to these individuals.

The grants are an important long-term retention and incentive tool for key personnel and are intended to align interests with shareholders.

The RSUs will vest on the first anniversary of the grant date and will be settled in cash or shares at the discretion of the Company. The Options will be exercisable for four years at today’s closing price of C$0.81 and will vest in two equal tranches, on the first and second anniversary of the grant date.

Completion of the Share Settlement and the incentive grants remain subject to the approval of the TSX Venture Exchange.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery and a black mass refinery, Electra is executing a multipronged strategy to onshore the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s cobalt refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information, please visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the completion of long-term incentive grants and the quantum and terms thereof, and regulatory approval for the Share Settlement. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.ca and with on EDGAR at www.sec.gov. Other factors that could cause actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891